UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On June 23, 2017, Akari Therapeutics, Plc, (the “Company”) issued a press release announcing that it is presenting a poster at the 22nd Congress of the European Hematology Association (EHA) in Madrid, Spain containing data for the four patients, to date, who have completed the Company’s ongoing Phase II trial of Coversin in paroxysmal nocturnal hemoglobinuria (PNH). A copy of the press release and poster are attached hereto as Exhibit 99.1 and 99.2 respectively, and are incorporated herein by reference.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-3, File No. 333-207443, Form S-8 (No. 333-198109 and 333-207444), Registration Statement on Form F-3 File No. 333-198107, and the Registration Statements on Post-Effective Amendments to Form F-1 on Form F-3 (333-185247, 333-187826 and 333-191880).

Exhibit No.

99.1	Press Release dated June 23, 2017

99.2	Poster

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: June 23, 2017